Scinovia Corp



ANNUAL REPORT

8801 Fast Park Dr.

Raleigh, NC 27617

0

https://www.scinovia.com/

This Annual Report is dated April 25, 2022.

BUSINESS

Scinovia is a MedTech company that developes advanced computer vision systems for healthcare.

VUFLOW, is the first, patented, non-contact, real-time measurement of blood flow speeds in surfaces of organs and vessels and enters an existing market of $1.2B/year using 'contact' devices, which can grow to over $30B.

Scinovia offers an easy subscription model facilitate adoption.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $3,806,895.11

Number of Securities Sold: 6,000,000

Use of proceeds: R&D and mfg of products

Date: November 22, 2021

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Scinovia has performed R&D and finished a commercial product since 2014 without revenue and primarily on selling equity. Presumably, Scinovia could continue to function for years by continuing selling equity each year.

Foreseeable major expenses based on projections:

Major expenses in Scinovia's projections are increasing number of internal and external workforce; cost of funding sales distribution activities to place units in hospitals and sell subscriptions; cost of funding a series of regulatory filings across jurisdictions to expand market access, and cost of funding assembly of more units for additional sales revenue.

Future operational challenges:

Scinovia will expand market penetration through sales teams, most likely internal and external partnerships. Forming external partnerships is common for medical devices, but partnerships have not yet been identified.

Future challenges related to capital resources:

Scinovia will likely need $5M to $15M in capital to expand rapidly into North America and Europe in the first few years of commercialization.

Future milestones and events:

Scinovia currently plans to raise capital through crowdfunding as well as selling multi-year subscription plans at a discount to financial services who specialize in buying such subscription models.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $76,354.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: 2 auto loans: $35K Sunbank and $25K Citizen's First Bank
Amount Owed: $60,000.00
Interest Rate: 5.0%
Maturity Date: August 01, 2024
2 company automobile loans

Creditor: Credit Card and Charge Cards
Amount Owed: $161,493
Interest Rate: 14.0%
Maturity Date: May 10, 2026

Creditor: Due to related party
Amount Owed: $194,781

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: James Bradley Sund, Sr.

James Bradley Sund, Sr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, and Secretary

Dates of Service: June 12, 2014 - Present

Responsibilities: Jim works full-time in his role to guide strategy and innovation and currently receives an average annual salary of $100K. He does not currently receive additional equity.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: Accuflow Imaging LLC (Jim Sund is majority owner and manager, and no other members owns 20% or more).

Amount and nature of Beneficial ownership: 19,692,868

Percent of class: 83.6

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Class A Voting Common Stock, Class B Nonvoting Common Stock, Class C Nonvoting Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 375,438 of Class C Nonvoting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 57,304,000 with a total of 23,565,334 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Nonvoting Common Stock

The amount of security authorized is 4,196,000 with a total of 1,765,677 outstanding.

Voting Rights

There are no voting rights associated with Class B Nonvoting Common Stock.

Material Rights

There are no material rights associated with Class B Nonvoting Common Stock.

Class C Nonvoting Common Stock

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Nonvoting Common Stock.

Material Rights

There are no material rights associated with Class C Nonvoting Common Stock.

Series A Preferred Stock

The amount of security authorized is 6,000,000 with a total of 6,000,000 outstanding.

Voting Rights

The Series A Preferred Shares will vote with the Class A (voting) Common Stock of the Company on an "as converted" basis on any matter submitted to the shareholders for a vote, which is mainly regarding matters that would impact their rights.

Material Rights

The Preferred Stock shall rank senior to all existing classes of capital stock of the Company as to liquidation, dividends, distributions, redemptions and any other payment or other rights with respect to all existing capital stock of the Company or rights thereto.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2022.

Scinovia Corp

By   /s/ *James Sund Sr.*

     Name: <u>Scinovia Corp</u>

     Title: President

Exhibit A

FINANCIAL STATEMENTS

SCINOVIA CORP.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Scinovia Corp.
Sheridan, Wyoming

Opinion

We have audited the consolidated financial statements of Scinovia Corp., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Scinovia Corp. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Scinovia Corp. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Scinovia Corp.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Scinovia Corp.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Scinovia Corp.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 26, 2022
Los Angeles, California

As of December 31, (USD $ in Dollars)	2021	2020
ASSETS		
Current Assets:		
Cash & cash equivalents	73,150	110,738.00
Total current assets	**73,150**	**110,738.00**
Property and equipment, net	216,005	265,462.00
Intangible assets	979,051	985,837.00
Total assets	**1,268,206**	**1,362,037.00**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	14,237	14,237.00
Credit Card	161,493	53,602.00
Current portion of loan	15,169	14,445.00
Due to related party	194,781	25,528.00
Other current liabilities	-	34,487.00
Total current liabilities	**385,680**	**142,299.00**
Long term debt less current maturities	25,050	53,170.00
Total liabilities	**410,730**	**195,469.00**
STOCKHOLDERS EQUITY		
Common Stock Class A	236	236
Preferred Stock	60	49
Class B Nonvoting Common Stock	77	17
Additional Paid In Capital	3,899,325	3,480,258.00
Retained earnings/(Accumulated Deficit)	(3,042,222)	(2,313,992.00)
Total stockholders' equity	**857,476**	**1,166,568**
Total liabilities and stockholders' equity	**1,268,206**	**1,362,037**

See accompanying notes to the financial statements

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	186,489	309,752
Sales and marketing	2,377	13,152
Research and development	535,324	522,271
Total operating expenses	724,190	845,175
Operating income/(loss)	(724,190)	(845,175)
Interest expense	4,040	18,213
Other Loss/(Income)		(132,000)
Income/(Loss) before provision for income taxes	(728,230)	(731,388)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	$ (728,230)	$ (731,388)

See accompanying notes to the financial statements

SCINOVIA CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Class A		Preferred Stock		Class B Nonvoting Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	23,565,334	$ 236	4,205,225	$ 42	1,385,438	$ 14	$ 2,653,210	$ (1,582,604)	$ 1,070,898
Stock issuance			646,775	7	272,505	3	827,048		827,058
Net income/(loss)								(731,388)	(731,388)
Balance—December 31, 2020	23,565,334	$ 236	4,852,000	$ 49	1,657,943	$ 17	$ 3,480,258	$ (2,313,992)	$ 1,166,568
Stock issuance			1,148,000	11	60,431	1	419,126		419,138
Net income/(loss)								(728,230)	(728,230)
Balance—December 31, 2021	23,565,334	$ 236	6,000,000	$ 60	1,718,374	$ 18	$ 3,899,325	$ (3,042,222)	$ 857,476

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$(728,230)	$ (731,388)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	50,253	46,260
Amortization of intangible assets	305,267	238,018
Changes in operating assets and liabilities:		
Accounts payable	-	(8,323)
Credit Cards	107,891	(84,416)
Other current liabilities	(34,487)	34,487
Net cash provided/(used) by operating activities	**(299,306)**	**(505,362)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(797)	(64,757)
Purchase of intangible assets	(298,481)	(390,274)
Net cash provided/(used) in investing activities	**(299,278)**	**(455,031)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing from related party	180,253	25,528
Repayment on loans	(38,395)	(61,196)
Issuance of stocks	419,138	827,058
Net cash provided/(used) by financing activities	**560,996**	**791,390**
Change in cash	(37,588)	(169,003)
Cash—beginning of year	110,738	279,741
Cash—end of year	**$ 73,150**	**$ 110,738**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	4,039.67	18,212.73
Cash paid during the year for income taxes	-	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	53,169.34	-
Issuance of equity in return for note	-	-
Issuance of equity in return for accrued payroll and other liabilities	-	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Scinovia Corp. was incorporated on June 12, 2014 in the state of Wyoming. The financial statements of Scinovia Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sheridan, Wyoming.

Scinovia is a medical technology company that aims to improve 30 million surgeries each year by delivering quantified blood flow speeds without contact or contrast chemicals and real-time assurance of optimal flow with image and video documentation. Scinovia has units going to major hospitals and is also developing a state-of-the-art surgical robot to improve precision. Our contact-free device aims to displace 60-year-old contact devices of 1) flow probe and 2) contrast dye injections used in one million surgeries each year.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $29,741, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, work in progress, and finished goods are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furnitures and fixtures	5 years
Vehicles	5 years
R&D equipment	10 years

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Software Development Costs – Externally Sold Software

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. We evaluate technological feasibility on a product-by-product basis. Once technological feasibility is established, we capitalize software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost of revenue, service, and hardware used for resale" in our statements of operations based on the ratio of current gross sales to total projected gross sales.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Scinovia Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from delivering quantified blood flow speeds without contact or contrast chemicals and real-time assurance of optimal flow with image and video documentation.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $2,377 and $13,152, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 26, 2022 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2020, FASB issued ASU No. 2020-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2020-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2020, FASB amended ASU No. 2020-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In August 2020, amendments to existing accounting guidance were issued through Accounting Standards Update 2020-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll liabilities	$ -	$ 34,487
Total Other Current Liabilities	**$ -**	**$ 34,487**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021	2020
Computer equipment	$ 23,984	$ 23,984
R&D equipment	170,491	169,711
Furnitures and fixtures	44,213	44,197
Vehicles	96,960	96,960
Property and Equipment, at Cost	**$ 335,648**	**$ 334,852**
Accumulated depreciation	(119,643)	(69,390)
Property and Equipment, Net	**$ 216,005**	**$ 265,462**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $50,253 and $46,260 respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 60,804,000 shares of Common Shares with par value of $0.00001. As of December 31, 2021, and December 31, 2020, 23,565,334 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Common Shares with par value of $0.00001. As of December 31, 2021, and December 31, 2020, 6,000,000 shares and 4,852,000 shares have been issued and are outstanding, respectively.

Class B Nonvoting Common Stock

The Company is authorized to issue 4,196,000 shares of Common Shares with par value of $0.00001. As of December 31, 2021, and December 31, 2020, 1,718,374 shares and 1,657,943 shares have been issued and are outstanding, respectively

6. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 31, 2021					For the Year Ended December, 31 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
F150 Vehicle Loan	$ 43,359	4.70%	9/10/2018	9/11/2024	$ 1,200	$ -	$ 7,355	$ 14,349	$ 21,704	$ 1,200	$ -	$ 7,018	$ 21,704	$ 28,722
Suburban Vehicle Loan	$ 54,286	5.09%	9/12/2018	12/8/2025	See Below	$ -	$ 7,814	$ 23,652	$ 31,466	$ 1,808	$ -	$ 7,427	$ 31,466	$ 38,893
Total	$ 97,644				$ 1,200	$ -	$ 15,169	$ 38,000	$ 53,169	$ 3,008	$ -	$ 14,445	$ 53,169	$ 67,614

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2022	15,169
2023	15,929
2024	15,295
2025	6,775
2026	
Thereafter	
Total	**$ 53,169**

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (881,158)	$ (182,847)
Valuation Allowance	(881,158)	182,847
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (629,047)	$ (629,047)
Valuation Allowance	629,047	629,047
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,516,188, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,516,188. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

During December 31, 2021, and December 31, 2020, the Cmpany's management advanced funds to assist in the ongoing cash flow of the company operations. On December 31, 2021, and December 31,2020, the outstanding debt due was 194,781 and 25,528, respectively.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	38,401
2023	6,622
Thereafter	-
Total future minimum operating lease payments	**$ 45,023**

Rent expenses were in the amount of $27,837.39 and $37,827 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 26, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $3,042,222, an operating cash flow loss of $299,306, and liquid assets in cash of $73,150, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, James Sund Sr., Principal Executive Officer of Scinovia Corp, hereby certify that the financial statements of Scinovia Corp included in this Report are true and complete in all material respects.

James Sund Sr.

President